BAE Systems - acquisition of Tenix Defence completed

27 June 2008

BAE Systems has completed its acquisition of Tenix Defence after receiving all required approvals. On 18 January 2008 BAE Systems announced it had entered into a definitive agreement to acquire Tenix Defence for up to A$775 million in cash.

Tenix Defence will be integrated with the operations of BAE Systems Australia, headquartered in Adelaide.

Issued by:
BAE Systems plc
London




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Ian King appointed Chief Executive, BAE Systems plc

27 June 2008

Further to BAE Systems' announcement on 16 October 2007 that Mike Turner would step down as Chief Executive and retire from the Company at the end of August 2008, the Board announces the appointment of Ian King as Chief Executive with effect from 1 September 2008.

Ian King has been Chief Operating Officer, with responsibility for the Group's UK and Rest of World businesses, and a Director of the Company, since January 2007.

Commenting on the appointment Dick Olver, Chairman, BAE Systems plc, said: 'Ian is a highly experienced business leader with a proven track record in our key home markets. His performance focus and depth of knowledge of the global defence industry will benefit the continued progression of the successful strategy that has been pursued by the Company during the course of Mike Turner's leadership.'

Issued by:
BAE Systems plc
London

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